Exhibit 99.1

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended March 31,
	Notes	2023	2022

		(in thousands, except per share data)
		£	£
Research and development expenses		(6,805)	(9,446)
Administrative expenses		(1,648)	(2,152)
Net foreign exchange (losses) gains		(695)	1,131

Operating loss		(9,148)	(10,467)
Finance income		287	31

Loss before tax		(8,861)	(10,436)
Income tax credit	3	994	2,033

Loss for the period		(7,867)	(8,403)

Basic and diluted loss per share	4	(0.15)	(0.16)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended March 31,
	2023	2022

	(in thousands)
	£	£
Loss for the period	(7,867)	(8,403)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(19)	13

Other comprehensive (expense) income for the period	(19)	13

Total comprehensive loss for the period	(7,886)	(8,390)

Attributable to:
Equity holders of the Company	(7,886)	(8,390)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT

		March 31, 2023	December 31, 2022

		(in thousands)
	Notes	£	£
Assets
Non-current assets
Intangible assets	5	2,473	2,365
Property, plant and equipment		791	866
Deferred tax asset	3	107	103

		3,371	3,334

Current assets
Prepayments, accrued income and other receivables		4,368	3,957
Current income tax receivable	3	7,354	6,367
Other assets	6	2,658	2,684
Cash and cash equivalents	7	31,001	41,912

		45,381	54,920

Total assets		48,752	58,254

Equity and liabilities
Capital and reserves
Share capital and share premium	9	143,204	143,203
Other reserves		76,904	75,872
Accumulated deficit		(188,356)	(180,573)

Total equity attributable to equity holders of the Company		31,752	38,502

Non-current liabilities
Provisions	10	58	46
Lease liabilities		338	396

		396	442

Current liabilities
Trade payables		5,691	4,803
Payroll taxes and social security		166	162
Accrued expenditure		6,429	10,002
Lease liabilities		264	243
Provisions	10	4,054	4,100

		16,604	19,310
Total liabilities		17,000	19,752

Total equity and liabilities		48,752	58,254

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the Three Months Ended March 31,
	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders

	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2022	2,087	141,050	(339)	30,027	(17)	42,466	(149,726)	65,548
Loss for the period	—	—	—	—	—	—	(8,403)	(8,403)
Other comprehensive income for the period	—	—	—	—	13	—	—	13

Total comprehensive loss for the period	—	—	—	—	13	—	(8,403)	(8,390)
Share-based payments	—	—	—	1,575	—	—	—	1,575
Exercise of share options	1	—	—	(118)	—	—	102	(15)
Lapse of share options	—	—	—	(126)	—	—	126	—

Balance at March 31, 2022	2,088	141,050	(339)	31,358	(4)	42,466	(157,901)	58,718

Balance at January 1, 2023	2,095	141,108	(339)	33,701	44	42,466	(180,573)	38,502
Loss for the period	—	—	—	—	—	—	(7,867)	(7,867)
Other comprehensive expense for the period	—	—	—	—	(19)	—	—	(19)

Total comprehensive loss for the period	—	—	—	—	(19)	—	(7,867)	(7,886)
Share-based payments	—	—	—	1,141	—	—	—	1,141
Exercise of share options	1	—	—	(90)	—	—	84	(5)

Balance at March 31, 2023	2,096	141,108	(339)	34,752	25	42,466	(188,356)	31,752

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31,
	2023	2022

	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(7,867)	(8,403)
Adjustments for:
Income tax credit	(994)	(2,033)
Amortization and depreciation	143	197
Movement in provisions	(55)	—
Finance income	(287)	(32)
Interest expense on lease liabilities	8	3
Share-based payments	1,141	1,575
Net foreign exchange losses (gains)	726	(1,149)

	(7,185)	(9,842)
Movements in working capital:
(Increase) decrease in prepayments, accrued income and other receivables	(463)	390
Increase in trade payables	888	870
Decrease in payroll taxes, social security and accrued expenditure	(3,575)	(38)

Movements in working capital	(3,150)	1,222

Cash used in operations	(10,335)	(8,620)

Net income tax received	—	—

Net cash used in operating activities	(10,335)	(8,620)

Cash flows from investing activities
Interest received	322	31
Payments for intangible assets	(159)	(166)

Net cash from (used in) investing activities	163	(135)

Cash flows from financing activities
Payments for lease liabilities	(42)	(75)
Proceeds from issue of share capital	1	1

Net cash used in financing activities	(41)	(74)

Net decrease in cash and cash equivalents	(10,213)	(8,829)
Cash and cash equivalents at beginning of period	41,912	60,264

Effect of exchange rate changes on cash and cash equivalents	(698)	1,126

Cash and cash equivalents at end of period	31,001	52,561

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat patients with cancer. NuCana is harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.

The Company has had American Depository Shares (“ADSs”) registered with the US Securities and Exchange Commission (“SEC”) and has been listed on The Nasdaq Global Select Market (“Nasdaq”) since October 2, 2017. The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

The Company has three wholly owned subsidiaries, NuCana, Inc., NuCana Limited and NuCana BioMed Trustee Company Limited (together referred to as the “Group”).

The financial information presented in these unaudited condensed consolidated financial statements does not constitute the Group’s statutory accounts within the meaning of section 434 of the U.K. Companies Act 2006.

The Group’s statutory accounts for the year ended December 31, 2022 have been reported on by the Company’s auditor, but not yet delivered to the Registrar of Companies. The report of the auditor was (i) unqualified and (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report.

2. Significant accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements (the “financial statements”) for the three months ended March 31, 2023 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). The significant accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2022. No new standards, amendments or interpretations have had an impact on the financial statements for the three months ended March 31, 2023. The financial statements comprise the financial statements of the Group at March 31, 2023. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2022.

In the opinion of management, these unaudited condensed consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the results of operations, financial position and cash flows. The results of operations for the three months ended March 31, 2023 are not necessarily indicative of the results that can be expected for the Company’s fiscal year ending December 31, 2023.

Going concern

In common with many companies in the biopharmaceutical sector, the Company incurs significant expenditure in its early years as it researches and develops its potential products for market.

The Company’s board of directors, having reviewed the operating budgets and development plans for the 15 month period to June 30, 2024, considers that the Company has adequate resources to continue in operation for the foreseeable future. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The Company believes that its cash and cash equivalents of £31.0 million at March 31, 2023 will be sufficient to fund its current operating plan for at least the next 12 months.

As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will continue to need to raise additional capital. There can be no assurances, however, that additional funding will be available on acceptable terms.

Judgements and estimates

The accounting estimates and judgements made by management in applying the Group’s accounting policies that have the most significant effect on the amounts included within these financial statements were the same as those that applied to the annual financial statements for the year ended December 31, 2022.

3. Income tax

	For the Three Months Ended March 31,
	2023	2022

	(in thousands)
	£	£
Current tax:
In respect of current period U.K.	988	2,027
In respect of current period U.S.	(1)	—

	987	2,027
Deferred tax:
In respect of current period U.S.	8	6
In respect of prior period U.S.	(1)	—

Income tax credit	994	2,033

The income tax credit recognized primarily represents the U.K. research and development tax credit. In the United Kingdom, the Company is able to surrender some of its losses for a cash rebate of up to 33.35% of expenditure related to eligible research and development projects.

	March 31, 2023	December 31, 2022

	(in thousands)
	£	£
Current income tax receivable
U.K. tax	7,354	6,366
U.S. tax	—	1

	7,354	6,367

Deferred tax asset
U.S. deferred tax asset	107	103

4. Basic and diluted loss per share

	For the Three Months Ended March 31,
	2023	2022

	(in thousands, except per share data)
	£	£
Loss for the period	(7,867)	(8,403)

Basic and diluted weighted average number of shares	52,379	52,183
Basic and diluted loss per share	(0.15)	(0.16)

Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of shares outstanding during the period.

The potential shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

5. Intangible assets

Intangible assets comprise patents with a carrying value of £2.5 million as of March 31, 2023 (as of December 31, 2022: £2.4 million).

During the three months ended March 31, 2023, the Company acquired intangible assets with a cost of £0.2 million in relation to patents.

6. Other assets

	March 31, 2023	December 31, 2022

	(in thousands)
	£	£
Other assets	2,658	2,684

In April 2021, the Company initiated legal proceedings against Gilead Sciences Ireland UC and Gilead Sciences GmbH in the German Regional Court of Dusseldorf (“RC Dusseldorf”) for patent infringement for the sale of Sovaldi as well as its combination products Harvoni, Vosevi and Epclusa in Germany. Later in 2021, the Company provided a security of €3.0 million by depositing funds with RC Dusseldorf to cover the legal costs of Gilead Sciences Ireland UC and Gilead Sciences GmbH in the event that the Company was unsuccessful in the final outcome of the patent infringement litigation in Germany.

In July 2022, following a comprehensive hearing in May 2022, RC Dusseldorf issued a first instance judgment that the two Gilead entities infringe our composition of matter claims in EP 2955190, or EP 190, through their sales of Sovaldi, Harvoni, Vosevi and Epclusa in Germany. Gilead appealed the judgment with the appeal hearing scheduled for August 17, 2023. However, on March 24, 2023, the EPO Technical Board of Appeal issued an oral decision revoking EP 190. Following this decision, the Company expects the security deposit to be repaid within 12 months of March 31, 2023.

7. Cash and cash equivalents

	March 31, 2023	December 31, 2022

	(in thousands)
	£	£
Cash and cash equivalents	31,001	41,912

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.

8. Share-based payments

The Company has six share-based payment plans for employees, directors and consultants. The share options granted will be settled in equity. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value. Options granted under each of the six plans have a maximum life of 10 years.

As detailed in the table below, during the three months ended March 31, 2023, 2,648,764 share options were granted under the 2020 Long-Term Incentive Plan (three months ended March 31, 2022: 1,115,925 share options granted). Options granted under this plan will vest if the option holder remains under respective contract of employment or contract of service for the agreed vesting period. The share options granted in the period will vest over a period of up to four years.

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to two years after vesting. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted until October 2, 2017, it is not possible to derive historical volatility from the Company’s ADSs prior to October 2017. For options with an estimated life of greater than five years, the underlying expected volatility was determined by using the average of the historical volatility of similar listed entities as a proxy. Options granted with an estimated life of five years or less, have been valued using the Company’s own historical volatility rates.

	Options granted on
	January 11, 2023	January 11, 2023	January 11, 2023
Vesting dates	January 11, 2024	January 11, 2024	January 11, 2024
	January 11, 2025	January 11, 2025	January 11, 2025
	January 11, 2026	January 11, 2026	January 11, 2026
	January 11, 2027	January 11, 2027	January 11, 2027
Volatility	97.11%	105.11%	116.33%
Dividend yield	0%	0%	0%
Risk-free investment rate	3.31%	3.34%	3.38%
Fair value of option at grant date	£0.87	£1.19	£1.19
Fair value of share at grant date	£1.23	£1.23	£1.23
Exercise price at date of grant	£1.23	£0.04	£0.04
Lapse date	January 11, 2033	January 11, 2033	—
Expected option life (years)	4.5	3.5	2.5
Number of options granted	1,774,176	655,425	219,163

For the three months ended March 31, 2023, the Company recognized £1.1 million of share-based payment expense in the statement of operations (three months ended March 31, 2022: £1.6 million).

9. Share capital and share premium

	March 31, 2023	December 31, 2022

	(in thousands)
	£	£
Share capital	2,096	2,095
Share premium	141,108	141,108

	143,204	143,203

	Number (in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	52,387	52,373

	Number of shares	Share capital	Share premium

	(in thousands)
		£	£
Fully paid shares:
Balance at December 31, 2022	52,373	2,095	141,108
Issue of shares on exercise of options	14	1	—

Balance at March 31, 2023	52,387	2,096	141,108

10. Provisions

Total provisions of £4.1 million as of March 31, 2023 (as of December 31, 2022: £4.1 million) comprise:

•

£4.1 million with respect to estimates for the total cost reimbursement due to Gilead Sciences, Inc., Gilead Sciences Limited, Gilead Sciences Ireland UC and Gilead Sciences GmbH in relation to patent infringement litigation in the U.K. and Germany; and

•	£58,000 with respect to dilapidation provisions.

11. Events after the reporting period

As of May 11, 2023, all reimbursement obligations arising from the patent infringement litigation in Germany have been finalized.